

Mail Stop:  3628

November 6, 2019

Anthony Sfarra
President
Wells Fargo Commercial Mortgage Securities, Inc.
c/o Wells Fargo Bank, National Association
9062 Old Annapolis Road
Columbia, Maryland 21045

> **Re:   Wells Fargo Commercial Mortgage Trust 2017-C41**
> **Wells Fargo Commercial Mortgage Trust 2017-C42**
> **Wells Fargo Commercial Mortgage Trust 2018-C44**
> **Wells Fargo Commercial Mortgage Trust 2018-C45**
> **Forms 10-K for Fiscal Year Ended December 31, 2018**
> **Filed March 19, 2019, March 20, 2019, and March 25, 2019**
> **File Nos. 333-206677-20, 333-206677-21, 333-206677-24, and 333-206677-25**

Dear Mr. Sfarra:

    We have completed our review of your filings.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        /s/ Katherine Hsu

                                        Katherine Hsu
                                        Office Chief
                                        Office of Structured Finance

cc:     David Burkholder, Cadwalader, Wickersham & Taft LLP